UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on October 30, 2013, reporting the results for the three months and the nine months ended September 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date October 30, 2013	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Reports Third Quarter 2013 Financial Results

Revenue Increases 24% Sequentially, TIS Returns to Profitability and
Wins U.S. Contract with Fiserv Structured as a Several Million Dollar
License Fee + Per Transaction Fee

Tel Aviv, Israel – October 30, 2013 - Top Image Systems Ltd. (NASDAQ: TISA) a leading ECM (Enterprise Content Management) and BPM (Business Process Management) and (MIP)  Mobile Image Processing solutions provider, today announced its financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights include:

•	Revenue for the quarter increased 24% sequentially to $7.9 million, compared to second quarter revenue of $6.4 million and $8.3 million for the third quarter of 2012;

•	Non-GAAP operating profit was $0.8 million, compared to Non-GAAP operating loss of $0.5 million in the second quarter and Non-GAAP operating profit of $1.4 million in the third quarter of 2012;

•	Recognized SaaS revenues of $284,000, representing contracts of 18 – 30 months in duration;

•
Signed contract for several million dollar license fee and a per transaction fee to provide Fiserv, the largest provider of information technology services to the financial services industry worldwide, with TIS‘s mobile and flagship eFLOW® platforms;

•
In a news analysis released by Gartner Research Senior Analyst Stessa Cohen, she commented:  “Mobile imaging will boost operational efficiency and bring new services to consumers and businesses. Fiserv’s partnership with TIS shows how important it is for bankers to deploy mobile solutions beyond basic account information services.  Rather than offering a point product, Fiserv has chosen to use TIS’s eFLOW platform. This and future partnerships will make it easier for banks to adopt this technology.”;

•	Launched innovative eFLOW CrowdBridge crowdsourcing solution, developed with Amazon Mechanical Turk;

•	Appointed a US-based Senior Director of Global Marketing in alignment with TIS’s growth strategy and expanding footprint in the North American market;

•	Secured multiple eFLOW Digital Mailroom(DMR) and eFLOW INVOICE wins;

•	Signed six-figure deal for MobiCHECK with large consumer bank;

•	Recognized as a “Sample Vendor” in Gartner Research’s “Hype Cycle for Digital Banking 2013“;

•
Reinforced New York City eFLOW5 kickoff with a series of launches across Europe (London, Munich, Amsterdam, Madrid and Milan, and upcoming –   Prague) and began initial eFLOW5 deployments at various customers including Mul T Lock,  UPS,  a leading Swiss insurance firm, a large bank in the U.S., as well as at a government institution in Singapore.

Dr. Ido Schechter, CEO of Top Image Systems, commented, “During the quarter we grew revenue 24% sequentially, returned to profitability, and signed a contract with Fiserv, the largest provider of IT services to the financial industry. That deal has major revenue potential as Fiserv currently supports the largest electronic bill payment network in the U.S., facilitating bill payments through thousands of billers and financial institutions for millions of end customers.  This large pool of consumers creates opportunity to offer a significant source of revenue, when factoring in the deal structure of license fee plus per transaction fee.”

Continued Dr. Schechter, “Our mobile platform also serves as the front end sale to our back end eFLOW platform. This integration of multiple TIS products makes the sales cycle somewhat longer, but has the great benefit of increasing upfront license revenue.  Further revenue generating opportunities arise with sales of each additional application. In addition to the agreement with Fiserv, Q3 also marked another success for TIS, the launch of our eFLOW CrowdBridge solution using Amazon Mechanical Turk. The deal is significant, as the Amazon Mechanical Turk community between 2007 and 2011 has grown from 100,000 registered workers in 100 countries to 500,000 registered workers from over 190 countries worldwide.”

Dr. Schechter concluded, “The U.S. continues to be a strong new market for Top Image. Northern Europe remains a source of solid growth and, as the economy in Southern Europe continues to revive, deals that had been delayed in that region are now closing, enabling us to offer SaaS contracts with our cloud-enabled eFLOW5 solution to those customers limited to OpEx spending.  Meanwhile, the U.S. market can be a game-changer for Top Image. Our technology leadership, as highlighted by the Forrester Multichannel Capture Wave, and most recently underscored in Gartner’s Hype Cycle for Digital Banking, is a key reason we are winning top deals in the U.S. We are well-positioned to greatly benefit from being in the U.S. market at the right time, with the right technology, right partners, right contracts and right products launched.”

Third Quarter 2013 Year over Year Results

Revenue for the third quarter of 2013 was $7.9 million, compared to $8.3 million for the third quarter of 2012. Non-GAAP operating income was $0.8 million for the third quarter of 2013, compared to Non-GAAP operating income of $1.4 million for the third quarter of 2012. Non-GAAP net income was $1.0 million for the third quarter of 2013, compared to Non-GAAP net income of $1.3 million for the third quarter of 2012.  Non-GAAP diluted earnings per share were $0.08 for the third quarter of 2013, compared to Non-GAAP diluted earnings per share of $0.10 for the third quarter of 2012.

Conference Call

The Company will host a conference call and webcast at 10 a.m. ET on Wednesday, October 30, 2013, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please note the Conference ID number: 10000676.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number: US Toll/INTERNATIONAL Dial-in Number: Israel Toll-Free Dial-in Number:	1-877-407-0784 1-201-689-8560 1-809-406-247

Conference ID Number: 10000676

The conference call is scheduled to begin at:

   10:00  am  Eastern Time
     7:00  am  Pacific Time
     4:00  pm  Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=106431.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=106431

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which details amortization expenses and non-cash stock-based compensation expenses), Non-GAAP Net Income (which details the impact of amortization expenses and non-cash stock-based compensation expenses) and Non-GAAP diluted Earnings per Share.  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached unaudited financial statements for the third quarter ended September 30, 2013, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’s performance by excluding the impact of certain charges and gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW® Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30,	December 31,
	2013	2012
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$2,018	$2,223
Restricted cash	285	212
Trade receivables, net	10,343	8,618
Other accounts receivable and prepaid expenses	1,296	737
Deferred tax asset	671	785

Total current assets	14,613	12,575

Long-Term Assets:
Severance pay funds	1,699	1,577
Restricted cash	431	381
Long-term deposits and long-term assets	45	66
Deferred tax asset	452	438
Property and equipment, net	277	377
Goodwill	6,072	6,121

Total long-term assets	8,976	8,960

Total Assets	$23,589	$21,535

Liabilities and Shareholders' Equity

Current Liabilities:

Short term bank loan	$1,521	$-
Trade payables	363	684
Deferred revenues	2,549	1,467
Accrued expenses and other accounts payable	2,453	2,750

Total current liabilities	6,886	4,901

Long-Term Liabilities:
Accrued severance pay	1,916	1,808

Total long-term liabilities	1,916	1,808

Total Liabilities	$8,802	$6,709

Shareholders' Equity	14,787	14,826

Total Liabilities and Shareholders' Equity	$23,589	$21,535

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	In thousands, except per share data
	Unaudited

Revenues	$7,906	$8,272	$21,027	$23,980

Cost of revenues	3,016	3,105	8,648	9,013

Gross profit	4,890	5,167	12,379	14,967

Expenses

Research and development costs	673	521	2,133	1,858
Selling and marketing	2,264	2,124	6,990	6,364
General and administrative	1,181	1,357	3,308	4,241

	4,118	4,002	12,431	12,463

Operating income (Loss)	772	1,165	(52)	2,504

Financing expenses, net	(75)	(38)	(231)	(55)

Other income, net	377	-	377	-

Income before taxes on income	1,074	1,127	94	2,449

Taxes on income	101	43	205	27

Net income (Loss)	$973	$1,084	$(111)	$2,422

Earnings per Share

Basic earning (loss) per share	$0.08	$0.09	$(0.01)	$0.21

Weighted average number of shares used in computation of basic net income (loss) per share	11,681	11,555	11,664	11,323

Diluted earning (loss) per share	$0.08	$0.09	$(0.01)	$0.20

Weighted average number of shares used in computation of diluted net earnings (loss) per share	12,119	12,347	11,664	12,338

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	In thousands, except per share data

GAAP operating income (loss)	$772	$1,165	$(52)	$2,504
Stock-based compensation expenses	43	210	129	1,066
Amortization of intangible assets related to acquisition	-	-	-	11
Non- GAAP operating income	$815	$1,375	$77	$3,581

Net income (loss) for the period	$973	$1,084	$(111)	$2,422
Stock-based compensation expenses	43	210	129	1,066
Amortization of intangible assets related to acquisition	-	-	-	11
Non-GAAP Net income	$1,016	$1,294	$18	$3,499

Non-GAAP Net income used for basic earnings per share	$1,016	$1,294	$18	$3,499
Non-GAAP Net income used for diluted earnings per share	$1,016	$1,294	$18	$3,499

Shares used in diluted earnings per share calculation	12,119	12,347	11,664	12,338

Non-GAAP diluted earnings per share	$0.08	$0.10	$0.00	$0.28